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Exhibit

Exhibit            Description

99                    Announcement on 2021/05/21: The Company will postpone the 2021 Annual General Meeting on 2021/06/08 in accordance with the instructions of FSC

Exhibit 99

The Company will postpone the 2021 Annual General Meeting on 2021/06/08 in accordance with the instructions of FSC

1. Date of occurrence: 2021/05/21

2. Due to “Measures for public companies to postpone shareholders’ meetings for pandemic prevention”, the Company suspended the convening of a shareholders’ meetings from 24 May to 30 June 2021.The Company will postpone the shareholders’ meeting to dates between 1 July and 31 August 2021 through the passage of a resolution by the board of directors. The original shareholders’ meeting suspended was scheduled on: 2021/06/08

3. Any other matters that need to be specified:

The original periods for e-voting and proxy solicitation are unchanged.